Exhibit 99.47

Akumin Inc.
Change of Auditor Notice

Pursuant to National Instrument 51-102, Section 4.11

I.	Former auditor

a.	On November 29, 2019, PricewaterhouseCoopers LLP resigned as the auditor of Akumin Inc. at the request of Akumin Inc.

b.	The Audit Committee (and/or the Board of Directors) participated in and/or approved the decision to change the auditor.

c.	The auditor’s reports of PricewaterhouseCoopers LLP on the financial statements of Akumin Inc. for the two years ended December 31, 2018 did not contain any modifications as to departures from generally accepted accounting principles or limitation in the scope of the audit.

d.	In connection with the audits for the two years ended December 31, 2018 and through to November 29, 2019, there have been no reportable events, as defined in the National Instrument.

II.	Successor auditor

The reporting issuer has appointed Ernst & Young LLP as its new auditor as of December 2, 2019. The Audit Committee and the Board of Directors considered and approved the appointment.

Dated at Toronto, Ontario, this 2nd day of December, 2019.

AKUMIN INC.

By:	“Mohammad Saleem”
Mohammad Saleem
Chief Financial Officer